Greer Bancshares Incorporated

ANNUAL REPORT 2003



FIFTEENTH *Anniversary* EDITION

1989 – 2003

Letter from the President and Chairman

Dear Shareholders and Friends,

On January 3, 2004, Greer State Bank observed its fifteenth anniversary of service to the Greer community. From our perspective, the past fifteen years have been a remarkable journey and a wonderful experience. During that period of time, we have tried to honor the confidence and trust placed in us by the original 634 shareholders who enabled us to charter a community bank focused solely on the needs of the Greer community. We have also tried to fulfill the representations made to those 634 shareholders during the initial stock offering that an investment in Greer State Bank would be both a good personal investment and a good community investment. Ultimately, our shareholders are the best judges of how well we have performed in fulfilling our commitments over the past fifteen years. We sincerely hope you are pleased with our efforts and the returns on investment you have received.

A Deep Sense of Gratitude

As we look back on the Bank's history and accomplishments, the dominant feeling we have is gratitude. First, we are deeply grateful to you, our shareholders, for your trust and support over the years. You made everything possible by believing in our vision and mission to provide Greer with a locally owned and managed community bank that would strive to improve the quality of life in the Greer community.

Secondly, we are grateful to the original organizers and directors who have provided vision, leadership and dedicated service. We are also saddened that four of the original thirteen organizers are no longer with us, except in memory and spirit; they were Tom Duncan, Preston Griffin, Bob Henderson, and Cecil McClimon.

Thirdly, we feel gratitude that eight of the original thirteen employees are still working with us and contributing significantly (please see photo and names on page 6). A fundamental premise in our Bank's philosophy has been "It cannot be a good place to bank unless it is a good place to work." We firmly believe "how we treat our employees determines to a great extent how our employees treat our customers." The directors and management team have tried to create a workplace that is both "employee friendly and family friendly," recognizing that nothing is more important than family. We are grateful to have a team of officers and associates who share our vision, mission and values, and they are largely responsible for the success we have enjoyed these past fifteen years.

Finally, we are grateful to our customers who have blessed us with their business and loyalty. A very high percentage of the customers who began doing business with us in our initial year of 1989 are still with us. A major goal for us in 2004 is to communicate our appreciation and gratitude to each and every customer who began doing business with us in 1989.

OVER A DECADE AGO, TWELVE GREER BUSINESSMEN HAD A DREAM.



New Greer State Bank reaches $4.4 million goal

To proceed with construction of building

Organizers of the new Greer State Bank have raised $4.4 million in paid subscriptions and are proceeding with construction of the bank based on projections of tremendous growth.

"We're really delighted by the way the community has supported the new bank, and are quite optimistic over projections for success.", says President Dennis Hennett.

"Officials of the Federal Deposit Insurance Corporation (FDIC) and the S.C. Commissioner of Banking have projected that the bank will grow to $25 million in assets its first year, to $35 milion its second year, and $45 million the third year."

Hennett noted that "those projec-

the amount of capital we were required to raise to get started."

He said the federal authorities "have spent several days in Greer and found a lot of support for this bank. Also, they say all small town banks which have opened in the past 18 months have grown much faster than anticipated, and we know how Greer has supported a bank like this in the past."

While Hennett says "it has given us all ulcers trying to raise $4.4 million", he is quick to point out "if the projections hold true, the bank should be much more profitable than we had projected with that kind of growth."

Stock subscriptions offered to the general public closed on Monday,

until June 15th.

After that, "we will submit a list of our shareholders and the regulatory authorities will issue our charter by the end of June."

He said the new 6,000 square foot bank facility, to be built by Morris Construction Co, at a cost not to exceed $425,000, "should be completed in early November at which time we will hold a grand opening." The two-story, Williamsburg-style bank building will be located at the corner of West Poinsett and Pennsylvania Avenue, and will feature four drive-in windows with 54 parking spaces.

Hennett said about 500 investors have purchased stock in the new bank "and 400 of those shareholders

United Carolina Bank acquires the Bank of Greer
October 1986

12 Greer businessmen organize to form a community bank for Greer
March 1987

President Dennis Hennett becomes first employee; stock offering begins and perseveres through Black Monday
October 19, 1987

1986 1987 198

Where Are We After 15 Years?

Greer State Bank finished the year 2003 with $214 million in total assets and net income of $2,232,000, or $1.37 per diluted share. Return on average assets in 2003 was 1.11% and return on average equity was 12.13%. The Bank now serves the Greer area with three offices and 72 employees, including part-time, hourly workers. To provide you with some historical perspective on the Bank's progress, we have included in this annual report a chronological timeline, which identifies significant milestones in the Bank's history.

From an investment perspective, we are pleased to report that the original investment by shareholders of $4,828,940 has now grown to a market capital value (based on the current market price of $28) of approximately $45 million, a nine-fold increase over 15 years! On a tangible book value basis, the original $4,828,940 has grown to $19,708,000 at December 31, 2003, an increase of 408% over 15 years. By any objective measure of performance for banking, Greer State Bank has been successful in generating extraordinary returns on investment.

The original 482,894 shares of common stock, through stock dividends and a two-for-one stock split in June of 1999, has grown to 1,619,111 shares owned by approximately 760 shareholders (not including shareholders with stock registered in "street name"). With the recently announced three-for-two stock split, effective on March 15, 2004, the total number of shares outstanding will be approximately 2,428,600, creating the opportunity for greater availability of and liquidity in shares of Greer Bancshares Incorporated.



250.0
200.0
150.0
100.0
50.0
0.0
45.7
69.6
109.3
166.2
214.1
1988
1991
1994
1997
2000
2003

TOTAL ASSETS (IN MILLIONS)



2.5
2.0
1.5
1.0
.5
.0
0.38
0.67
1.11
1.75
2.23
1988
1991
1994
1997
2000
2003

NET INCOME (IN MILLIONS)

A DREAM THAT THEY COULD MAKE A DIFFERENCE IN THE COMMUNITY WHERE THEY LIVED AND WORKED.



thank you!

CITIZENS AND FRIENDS OF GREER

We are deeply grateful for your help in reaching our capitalization goal of $4,400,000 and making our dreams of a hometown bank a reality.

We pledge our best efforts to meet the banking needs of the community and to be a good corporate citizen of Greer.

Construction of our main office will begin about July first, and we are striving for a grand opening in November of 1988.

Sincerely,

THE ORGANIZERS OF GREER STATE BANK

GREER STATE BANK

HOMETOWN BANKING... BETTER THAN EVER!

Telephone 877-2000



Greer State Bank receives state charter
August 1988


70
60
50
40
30
20
10
0
13
22
36
43
54
65
1988
1991
1994
1997
2000
2003

NUMBER OF EMPLOYEES
(FULL TIME EQUIVALENTS)

The original 13-member staff has now grown to 72 employees with 57 being full-time and 15 part-time. The original Main Office at 1111 West Poinsett Street is supported by two additional branch offices at 601 North Main Street and 871 South Buncombe Road.

Financial Performance in 2003

In last year's annual report, we stated, ". . . the economic outlook for 2003 is still a cause for concern. The financial markets are deeply troubled by the prospect of war in the Middle East, higher energy costs and the potential geo-political instability that could result if war becomes necessary in Iraq. Until these issues are resolved, we expect the economy will continue to languish, extending the problems of unemployment, low consumer confidence and weak capital expenditures by business. 2003 will indeed be another challenging and interesting year for our nation, our economy and the banking industry." In retrospect, these words were unfortunately accurate.

2003 was indeed a difficult and challenging year for our nation and economy. In the context of this economic environment, the Bank's financial performance in 2003 was reasonably good. However, 45-year lows in interest rates significantly reduced the Bank's interest income from the loan portfolio, and this impact is reflected in the lower earnings in 2003 compared to 2002.

To put the interest rate impact on earnings in perspective, in January of 2001, the Wall Street Journal Prime rate of interest was 9.50%. When the economy lapsed into recession, the Federal Reserve Bank began a series of interest rate cuts to revive the economy. Over a period of 29 months, the Wall Street Journal Prime rate was reduced in increments to its present level of 4%. During this same period of time, the Bank's interest income from the loan portfolio was reduced by $2.5 million before taxes. Despite these obstacles, the Bank achieved 98% of its budget goals for the year and continued to lay the foundation for better earnings when interest rates begin to rise.

The Outlook for 2004

Recent reports on economic activity seem to suggest that the economy is gaining strength and momentum, and the outlook for 2004 projects moderate growth in the national economy. The manufacturing sector, important to the Upstate economy, has begun to show signs of improvement. Nevertheless, growth in employment is still weak and a cause for concern.

The interest rate outlook calls for perhaps one rate increase of 1/4 of 1% in August or September. With a presidential election in November, it is unlikely the Federal Reserve Bank will do more in 2004 unless the economy comes roaring back with unexpected levels of growth. Economists are forecasting several rate increases in 2005 as the economy gains a solid foundation and no longer requires monetary stimulus.

THESE MEN WORKED HARD TO MAKE THEIR DREAM COME TRU



Greer State Bank opened for business
January 1989


Exceeding their expectations

Successful community bank born into adversity

Greer State Bank's assets double founders projections

GREER
STATE
BANK


GREER
STATE
BANK

Grand opening of North Main Street branch
September 1992

989 1990 1991 1992 1993

If these forecasts prove accurate, we expect the Bank will increase earnings modestly in 2004. Should interest rates increase more than the projected 1/4 of 1%, earnings could benefit nicely.

Where Do We Go From Here?

In last year's annual report, we also stated, "We now dream of taking the Bank to a higher level of success through a deeper sense of caring and a greater commitment to service and excellence." For the past year, we have been evaluating our opportunities for growth and expansion. Since the Greer community has grown significantly in land area and population over the past ten years, we believe it is now appropriate to begin expanding our branch office network to service a larger geographic area. We envision another two to three branch offices over the next five to eight years in areas where our name and reputation will serve us well.

At present, we believe the Bank has a strong capital position, a sound balance sheet, a strong management team and the capacity to support balanced growth that is profitable, sustainable and capital efficient. Our goal is to grow the Bank to approximately $325 million in total assets over the next five years and to enhance further the return on shareholder equity. We will keep you informed of our plans in future shareholder updates.



Greer State Bank will continue to focus on its original mission of making a difference in the quality of life for its stakeholders and the community. We will continue to care deeply about our customers and their needs and dreams. And we will continue our commitment to the human and family values that make Greer a special community in which to live, work and play.

Finally, thank you for the opportunity to serve the Greer community for the past fifteen years. We look forward to the future with hope and optimism, and we pledge our best efforts to enhance further the value of your investment.

Respectfully yours,

Gary M. Griffin
Chairman of the Board

R. Dennis Hennett
President and CEO

ND IN 1989, THEY OPENED THE DOORS TO GREER STATE BANK



Bank reaches $100 million in assets 100 months after opening for business
May 1997

Greer Financial Services Corporation

Introduction of Greer Financial Services Corporation
July 1997



Renovation and expansion of Poinsett Street office complete
August 1997

Bank surpasses $1 million dollars in earnings for first time
December 1997

997 1998



Seated left to right: C. Don Wall, Theron C. Smith, III, Gary M. Griffin, Paul D. Lister and Anthony Cannon
Standing left to right: Mark S. Ashmore, Walter M. Burch, David M. Rogers, R. Dennis Hennett and Harold K. James

Board of Directors

Walter M. Burch
The Greer Citizen — Co-Publisher/General Manager

Gary M. Griffin
Mutual Home Stores — Vice President

R. Dennis Hennett
Greer State Bank — President/Chief Executive Officer

Paul D. Lister
Paul D. Lister, CPA, LLC

Harold K. James
James Agency, Inc. — Real Estate and Insurance

Mark S. Ashmore
Ashmore Bros., Inc./Century Concrete — President

Anthony Cannon
Greer Commission of Public Works — Energy Manager

Theron C. Smith, III
Eye Associates of Carolina, PA — President

David M. Rogers
Joshua's Way, Inc. — President

C. Don Wall
Professional Pharmacy of Greer, Inc. — President

GREER STATE BANK CELEBRATES 15 YEARS OF DEPENDABLE, FRIENDLY SERVICE.



GREER STATE BANK
24 Hour Banking

Greer Bancshares Incorporated



Grand opening of Buncombe Road office
November 1998

Introduction of web site and online banking
Mid 1999

Greer Bancshares was formed
July 2001

Bank surpassed $2 million in earnings
December 2001

Greer State Bank surpassed $200 million in assets
August 2003

1998 1999 2000 2001 2002 2003 2004

Bank Officers

R. Dennis Hennett
President and Chief Executive Officer

E. Pierce Williams, Jr.
Executive Vice President/
Credit Administration and Commercial Lending

Sandra I. Burdette
Senior Vice President and Chief Operations Officer

William S. Harrill, Jr.
Senior Vice President/Mortgage Lending

J. William Hughes
Senior Vice President/Consumer Lending

J. Richard Medlock, Jr.
Senior Vice President and Chief Financial Officer

Sandra K. Boozer
Vice President/Manager, Information Systems

Joe Copeland
Vice President/Commercial Lending &
Business Development

Denise W. Plumblee
Vice President/Marketing Officer

Thomas L. Williams
Vice President/Branch Manager of North Main Office

Sandra D. Mason
Vice President/Operations Officer

Judy A. Edwards
Vice President/Manager, Loan Administration

Chris M. Talley
Vice President/Finance and Accounting,
Security Officer

Sue H. Gaines
Assistant Vice President/Mortgage Lending Officer

Robert M. Lee
Assistant Vice President/EDP and Operations Officer

Dennis Trout
Banking Officer/Branch Manager of
Buncombe Road Office

Terri N. Grady
Banking Officer/Operations

Elizabeth C. Sayce
Banking Officer/Loan Administration

Ann S. Miller
Operations Officer/Manager, EDP and Item Processing

Rick Danner
Banking Officer/Human Resources and Marketing

Bank Staff

Jolynne G. Beck
Marsha K. Bennett
Christy H. Blackwell
Miranda F. Breazeale
Pam Bright
Tammy S. Budove
Becky E. Burrell
Brad Cantrell
Melissa Carroll
Dixie Cartmell
Angie W. Coleman
Debra P. Day
Tammy Durham
Ashley Ensley
Tracy B. Forrester
Janice R. Fowler
Lynda M. Green
Leigh Gregory
Sherri Groce
Louise S. Gullette
Doris Hendricks
Joy T. Jordan
Jennifer Kemp
Josie Lamphere
Brandi R. Lowe
Donna Miller
Cindy K. Morrell
Marion J. Muhlenbeck
Cindi Patterson
Martin Price
Gail Pruitt
Ann B. Rainey
Annette Reynolds
Melanie Robbins
Nalani Ramza
Patsy L. Robinson
Tonda B. Rogers
Denise S. Ross
Mindi C. Smith
Teresa E. Smith
Kristi G. Twiddy
Rebecca Underwood
Ann Vaughn
Pat Vaughn
Patricia M. Voss
Pat Wellmon
Marie J. Wilson

ORIGINAL EMPLOYEES STILL WITH THE BANK



Seated left to right: Ann Rainey, Sandy Mason, Lynda Green, Sandra Burdette, Tammy Budove. Standing left to right: Bill Harrill, Dennis Hennett, Rick Medlock.

Greer Financial Services Corporation

Roger Sims
President & Investments Representative

Jason Karr
Financial Advisor

Melissa S. Williams
Administrative Assistant

Linda Wallace
Clerical Assistant

Independent Auditors' Report

To the Board of Directors
Greer Bancshares Incorporated and Subsidiary
Greer, South Carolina

We have audited the accompanying consolidated balance sheets of Greer Bancshares Incorporated and Subsidiary (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greer Bancshares Incorporated and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Asheville, North Carolina
February 19, 2004

Greer Bancshares Incorporated and Subsidiary

Consolidated Balance Sheets

	December 31,	
	2003	2002
Assets		
Cash and due from banks	$ 7,266,546	$ 7,368,140
Federal funds sold	159,000	3,351,000
Investment securities:		
Held to maturity	17,263,115	14,607,260
Available for sale	66,760,023	52,163,254
Net loans	114,266,396	106,580,783
Premises and equipment, net	3,885,750	4,246,481
Real estate held for sale	125,473	–
Accrued interest receivable	1,244,994	1,112,833
Other assets	3,162,365	3,101,022
Total assets	$ 214,133,662	$ 192,530,773
Liabilities and Stockholders' Equity		
Deposits:		
Non-interest bearing	$ 20,311,000	$ 18,711,363
Interest bearing	132,649,952	118,851,889
	152,960,952	137,563,252
Notes payable to Federal Home Loan Bank	40,057,226	34,836,913
Other liabilities	1,407,699	1,517,340
Total liabilities	194,425,877	173,917,505
Commitments — Note 9		
Stockholders' equity:		
Common stock — par value $5 per share, 10,000,000 shares authorized; 1,615,277 and 1,606,018 shares issued and outstanding at December 31, 2003 and 2002, respectively	8,076,385	8,030,090
Additional paid in capital	6,465,441	6,349,957
Retained earnings	4,059,696	3,440,565
Accumulated other comprehensive income	1,106,263	792,656
Total stockholders' equity	19,707,785	18,613,268
Total liabilities and stockholders' equity	$ 214,133,662	$ 192,530,773

The accompanying notes are an integral part of these consolidated financial statements.

Greer Bancshares Incorporated and Subsidiary

Consolidated Statements of Income

	For the Years Ended December 31,		
	2003	2002	2001
Interest income:			
Loans, including fees	$ 7,240,740	$ 8,242,588	$ 10,057,870
Investment securities:			
Taxable	1,435,549	1,777,204	1,729,392
Tax-exempt	1,404,546	984,746	600,263
Federal funds sold	34,974	62,177	87,534
Other	23,756	24,762	22,517
Total interest income	10,139,565	11,091,477	12,497,576
Interest expense:			
Interest on deposit accounts	1,952,060	2,493,740	4,414,622
Interest on other borrowings	1,666,809	1,638,495	1,634,472
Total interest expense	3,618,869	4,132,235	6,049,094
Net interest income	6,520,696	6,959,242	6,448,482
Provision for loan losses	10,000	787,500	355,000
Net interest income after provision for loan losses	6,510,696	6,171,742	6,093,482
Non-interest income:			
Service fees on deposit accounts	466,383	420,311	305,596
Other service charges and fees	701,300	668,528	606,519
Gain (loss) on sale of investment securities	122,585	(11,120)	17,874
Gain on sale of real estate held for sale	13,482	1,057,128	7,735
Other operating income	598,551	670,558	766,186
Total non-interest income	1,902,301	2,805,405	1,703,910
Non-interest expenses:			
Salaries and employee benefits	3,110,957	2,856,452	2,560,920
Occupancy and equipment	870,096	933,865	759,383
Postage and supplies	241,863	244,113	221,379
FDIC insurance	21,289	22,503	23,735
Other operating expenses	1,444,778	1,509,073	1,264,764
Total non-interest expenses	5,688,983	5,566,006	4,830,181
Income before income taxes	2,724,014	3,411,141	2,967,211
Provision for income taxes	491,751	887,600	841,350
Net income	$ 2,232,263	$ 2,523,541	$ 2,125,861
Earnings per share:			
Basic	$ 1.39	$ 1.57	$ 1.37
Diluted	$ 1.37	$ 1.56	$ 1.35
Weighted average shares outstanding:			
Basic	1,610,535	1,602,884	1,551,358
Diluted	1,625,754	1,619,911	1,570,341

The accompanying notes are an integral part of these consolidated financial statements.

Greer Bancshares Incorporated and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity For The Years Ended December 31, 2003, 2002 & 2001

	Common Stock		Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount				
Balance at 12/31/2000	1,478,081	$ 7,390,405	$ 3,659,815	$ 2,634,403	$ (144,625)	$13,539,998
Net income	–	–	–	2,125,861	–	2,125,861
Other comprehensive income, net of tax:						
Unrealized holding gains on investment securities	–	–	–	–	190,884	190,884
Less reclassification adjustments for gains included in net income	–	–	–	–	(10,993)	(10,993)
Comprehensive income						2,305,752
Stock dividend (5%)	73,824	369,120	1,624,127	(1,993,247)	–	–
Cash in lieu of fractional shares on stock dividend	–	–	–	(8,909)	–	(8,909)
Stock exercised pursuant to stock option plan	5,623	28,115	60,630	–	–	88,745
Balance at 12/31/2001	1,557,528	7,787,640	5,344,572	2,758,108	35,266	15,925,586
Net income	–	–	–	2,523,541	–	2,523,541
Other comprehensive income, net of tax:						
Unrealized holding gains on investment securities	–	–	–	–	750,495	750,495
Less reclassification adjustments for losses included in net income	–	–	–	–	6,895	6,895
Comprehensive income						3,280,931
Stock dividend (2.5%)	38,839	194,195	854,457	(1,048,652)	–	–
Cash in lieu of fractional shares on stock dividend	–	–	–	(8,992)	–	(8,992)
Stock exercised pursuant to stock option plan	9,651	48,255	143,928	–	–	192,183
Tax benefit of stock options exercised	–	–	7,000	–	–	7,000
Cash dividends ($.50 per share)	–	–	–	(783,440)	–	(783,440)
Balance at 12/31/2002	1,606,018	8,030,090	6,349,957	3,440,565	792,656	18,613,268
Net income	–	–	–	2,232,263	–	2,232,263
Other comprehensive income, net of tax:						
Unrealized holding gains on investment securities	–	–	–	–	389,610	389,610
Less reclassification adjustments for gains included in net income	–	–	–	–	(76,003)	(76,003)
Comprehensive income						2,545,870
Stock exercised pursuant to stock option plan	9,259	46,295	97,045	–	–	143,340
Tax benefit of stock options exercised	–	–	18,439	–	–	18,439
Cash dividends ($1.00 per share)	–	–	–	(1,613,132)	–	(1,613,132)
Balance at 12/31/2003	1,615,277	$ 8,076,385	$ 6,465,441	$ 4,059,696	$ 1,106,263	$19,707,785

The accompanying notes are an integral part of these consolidated financial statements.

Greer Bancshares Incorporated and Subsidiary

Consolidated Statements of Cash Flows

	For the Years Ended December 31,		
	2003	2002	2001
Operating activities:			
Net income	$ 2,232,263	$ 2,523,541	$ 2,125,861
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	544,693	580,048	459,405
(Gain) loss on sale of investment securities	(122,585)	11,120	(17,874)
Gain on sale of real estate held for sale	(13,482)	(1,036,121)	(7,735)
Gain on surrender of life insurance policy	–	–	(81,780)
Provision for loan losses	10,000	787,500	355,000
Deferred income taxes (benefit)	(54,000)	82,000	(120,700)
Net change in:			
Accrued interest receivable	(132,161)	(22,974)	52,277
Other assets	(28,593)	(74,726)	(137,953)
Other liabilities	(233,526)	(14,669)	(112,937)
Net cash provided by operating activities	2,202,609	2,835,719	2,513,564
Investing activities:			
Proceeds from sales of investment securities	2,488,325	12,093,002	1,005,000
Proceeds from the maturity of investment securities	29,611,515	17,471,547	8,810,697
Purchase of investment securities	(48,719,949)	(45,360,088)	(23,018,088)
Proceeds from sale of real estate held for sale	13,482	1,862,069	300,369
Proceeds from life insurance policy surrender	–	–	326,720
Net (increase) decrease in federal funds sold	3,192,000	(3,201,000)	(20,000)
Net (increase) decrease in loans	(7,843,836)	5,440,781	1,697,991
Purchase of premises and equipment	(193,961)	(208,593)	(630,125)
Net cash used for investing activities	(21,452,424)	(11,902,282)	(11,527,436)
Financing activities:			
Net increase in deposits	15,397,700	6,392,025	4,157,602
Repayment of notes payable to Federal Home Loan Bank	(4,279,687)	(2,277,694)	(10,675,856)
Proceeds from notes payable to Federal Home Loan Bank	9,500,000	5,500,000	19,000,000
Repayment of federal funds purchased	–	–	(900,000)
Proceeds from exercise of stock options	143,340	192,183	88,745
Cash in lieu of fractional shares on stock dividend	–	(8,992)	(8,909)
Cash dividends paid	(1,613,132)	(783,440)	–
Net cash provided by financing activities	19,148,221	9,014,082	11,661,582
Net increase (decrease) in cash and due from banks	(101,594)	(52,481)	2,647,710
Cash and due from banks at beginning of year	7,368,140	7,420,621	4,772,911
Cash and due from banks at end of year	$ 7,266,546	$ 7,368,140	$ 7,420,621
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 3,712,899	$ 4,516,670	$ 6,278,452
Income taxes	$ 741,198	$ 551,600	$ 947,151
Non-cash investing and financing activities:			
Real estate acquired in satisfaction of mortgage loans	$ 125,473	$ 134,000	$ 345,358

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements — December 31, 2003, 2002 and 2001

1. Summary of Significant Accounting Policies

Organization — Greer State Bank was organized under a state banking charter in August 1988, and commenced operations on January 3, 1989. Greer Bancshares Incorporated (a one-bank holding company) is a South Carolina corporation formed in July 2001, primarily to hold all of the capital stock of Greer State Bank. The Bank engages in commercial and retail banking, emphasizing the needs of small to medium businesses, professional concerns and individuals, primarily in Greer and surrounding areas in the upstate of South Carolina. The accompanying financial statements include the accounts of the holding company and its wholly owned subsidiary (herein referred to as "the Company").

Nature of Operations — The only current activity of the holding company is to hold its investment in the Bank. We operate the Bank under a state bank charter and provide full banking services to our clients. We are subject to regulation by the Federal Deposit Insurance Corporation and the South Carolina Board of Financial Institutions.

The Bank has Greer Financial Services Corporation as a wholly owned subsidiary to provide financial management services and non-deposit product sales.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries and, in consolidation, all significant intercompany items are eliminated.

Business Segments — We report our activities as one business segment. In determining the appropriateness of segment definition, we consider the materiality of the potential segment and components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks."

Securities Held to Maturity — Bonds, notes and debentures for which we have the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Securities Available for Sale — Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Concentrations of Credit Risk — We make loans to individuals and small businesses located primarily in upstate South Carolina for various personal and commercial purposes. We have a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Comprehensive Income — Annual comprehensive income reflects the change in our equity during the year arising from transactions and events other than investment by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense.

Loans and Interest Income — We grant mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Greater Greer area of the upstate of South Carolina. The ability of our debtors to honor their contracts is dependent upon the general economic conditions in this area.

Loans are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any unearned discounts. Interest income is accrued and taken into income based upon the interest method.

The accrual of interest on loans is discontinued when, in our judgment, the interest will not be collectible in the normal course of business. All interest accrued, but not collected for loans that are placed on non-accrual or charged off, is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses — The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when we believe the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by our management and is based upon our periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by us in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment — Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged using straight-line and accelerated methods over the useful lives of the assets. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

Real Estate Held for Sale — Our real estate held for sale is stated at the lower of cost or net realizable value. Market values of real estate held for sale are reviewed regularly and allowances for losses are established when the carrying value exceeds the estimated net realizable value. Gains and losses on the sale of real estate held for sale are recorded at the time of sale.

In 2002, we sold a tract of undeveloped real estate for approximately $1,690,000, which resulted in a gain of approximately $1,057,000. Originally acquired as part of a larger parcel in 1996, we subdivided the undeveloped portion of the property after completing construction of a branch office.

Stock-Based Compensation — We account for our stock-based compensation using the accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. We are not currently required to adopt the fair-value-based recognition provisions prescribed under SFAS No. 123, *Accounting for Stock-Based Compensation,* or the amended requirements in SFAS No. 148, *Accounting for Stock-Based Compensation —Transition and Disclose*. We do comply with the disclosure requirements set forth in the SFAS No. 148, which include disclosing pro forma net income as if the fair-value-based method of accounting had been applied.

Income Taxes — We follow the practice of filing a consolidated federal return and separate state returns. Income taxes are allocated to each company as if filed separately for federal purposes and based on the separate returns filed for state purposes.

Certain items of income and expense for financial reporting are recognized differently for income tax purposes (principally the provision for loan losses and depreciation). Provisions for deferred taxes are made in recognition of such temporary differences as required under SFAS No. 109, *Accounting for Income Taxes*. Current income taxes are recorded based on amounts due with the current income tax returns.

Earnings Per Share of Common Stock — We present basic and diluted earnings per share of common stock after giving retroactive effect to stock splits and stock dividends. The assumed conversion of stock options creates the difference between basic and diluted net income per share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented.

Derivatives — We utilize interest rate swap contracts as fair value hedges for some of our fixed rate Federal Home Loan Bank advances. The term and notional amount of the interest rate swaps match the term and principal amount of the debt being hedged. Interest rate swaps are contractual agreements between two parties to exchange a series of cash flows representing interest payments. A swap allows both parties to alter the repricing characteristics of assets or liabilities without affecting the underlying principal positions. Through the use of a swap, assets and liabilities may be transformed from fixed to floating rates, from floating rates to fixed rates, or from one type of floating rate to another. Our swap terms generally range from five years to eight years depending on the need. We do not utilize derivatives for trading purposes. We assume that there is no ineffectiveness with these fair value hedges, and therefore have adjusted the carrying amount of the swap to its fair value and adjust the carrying amount of the liability by an offsetting amount.

The net interest payable or receivable on interest rate swaps that are designated as hedges is accrued and recognized as an adjustment to the interest expense of the related liability and flow through the income statement for each specific reporting period. Gains and losses from early terminations of derivatives are deferred and amortized as yield adjustments over the shorter of the remaining term of the hedged asset or liability or the remaining term of the derivative instrument. Upon disposition or settlement of the asset or liability being hedged, deferral accounting is discontinued, and any gains or losses are recognized in income.

Recent Accounting Pronouncements — In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. The disclosure provisions of FIN 45 are effective for the Company on December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not expect the requirements of FIN 45 to have a material impact on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities* (Statement 149). Statement 149 improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, Statement 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to language used in FIN 45 and amends certain other existing pronouncements. Statement 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, with some exceptions, all provisions of Statement 149 should be applied prospectively. The Company does not expect the requirements of Statement 149 to have a material impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified by the Company after May 31, 2003, and is effective at the beginning of the first interim period beginning after June 15, 2003. However, the FASB has deferred indefinitely the classification and measurement provisions as they related to certain mandatorily redeemable non-controlling interests. The Company does not expect the requirements of Statement 150 to have a material impact on its consolidated financial statements.

In November 2003, the Emerging Issues Task Force (EITF) reached a partial consensus on Issue 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. Issue 03-1 requires certain quantitative and qualitative disclosures for investments subject to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The Company adopted the partial consensus on Issue 03-1 during 2003 and has provided the new disclosures in footnote 2. The EITF is expected to continue deliberating other aspects of Issue 03-1, including when to recognize other-than-temporary impairment.

2. **Investment Securities**

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities are as follows:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Mortgage-backed securities	$ 17,263,115	$ 103,916	$ 89,296	$ 17,277,735
Available for sale:				
United States Government agency obligations	$ 15,847,721	$ 62,820	$ 44,770	$ 15,865,771
Mortgage-backed securities	9,163,512	210,161	–	9,373,673
Municipal securities	33,461,859	1,537,905	8,772	34,990,992
Corporate bonds	4,091,416	41,457	–	4,132,873
Federal Home Loan Bank stock — restricted	2,039,900	–	–	2,039,900
Other equity securities	356,814	–	–	356,814
Totals	$ 64,961,222	$ 1,852,343	$ 53,542	$ 66,760,023

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Mortgage-backed securities	$ 14,607,260	$ 79,044	$ –	$ 14,686,304
Available for sale:				
United States Government agency obligations	$ 5,500,000	$ 165,742	$ –	$ 5,665,742
Mortgage-backed securities	13,255,415	272,185	10,699	13,516,901
Municipal securities	26,439,370	848,029	27,118	27,260,281
Corporate bonds	3,881,698	40,732	–	3,922,430
Federal Home Loan Bank stock — restricted	1,797,900	–	–	1,797,900
Totals	$ 50,874,383	$ 1,326,688	$ 37,817	$ 52,163,254

The amortized cost and estimated fair value of investment securities at December 31, 2003, by contractual maturity for debt securities and expected maturities for mortgage-backed securities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay the obligations.

	December 31, 2003		
	Amortized Cost	Estimated Fair Value	Net Unrealized Gains
Due in one year or less	$ 3,145,740	$ 3,174,259	$ 28,519
Due after one year through five years	13,912,365	13,922,811	10,446
Due after five years through ten years	14,685,020	15,146,801	461,781
Due after ten years	50,124,398	51,437,072	1,312,674
Totals	$ 81,867,523	$ 83,680,943	$ 1,813,420

The fair value of securities with temporary impairment at December 31, 2003 is shown below:

	December 31, 2003	
Less than 12 Months	Fair Value	Unrealized Losses
Description of securities:		
U.S. Government agency obligations	$ 6,950,236	$ (44,770)
Mortgage-backed securities	7,911,555	(89,296)
Municipal securities	2,361,753	(8,772)
Total	$ 17,223,544	$ (142,838)

We believe all of the unrealized losses as of December 31, 2003 are temporary and a result of temporary changes in the market. The number of securities with unrealized losses at December 31, 2003 was eighteen. Seven of those are agency obligations, six are mortgage-backed securities and five are municipal securities. We do not anticipate selling the securities for losses, and we have sufficient cash and investments showing unrealized gains to provide enough liquidity to hold the securities until maturity if necessary.

Investment securities with an aggregate book value of approximately $41,589,000 and $32,502,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes.

For the years ended December 31, 2003, 2002 and 2001, proceeds from sales of securities available for sale amounted to $2,488,325, $12,093,002, and $1,005,000, respectively. Gross realized gains amounted to $122,585, $55,619, and $17,874, respectively. Gross realized losses amounted to $-0-, $66,739, and $-0-, respectively. The tax provision applicable to these net realized gains (losses) amounted to approximately $47,000, $(3,500), and $7,000, respectively.

3. Net Loans

A summary of loans outstanding by major classification follows:

	December 31,	
	2003	2002
Real estate	$ 80,405,768	$ 77,968,079
Commercial and industrial (non-real estate)	20,935,455	20,027,612
Installment loans to individuals for household, family and other personal expenditures	8,384,627	8,874,588
All other loans	5,839,489	794,244
	115,565,339	107,664,523
Unearned discounts	(715)	(3,105)
	115,564,624	107,661,418
Allowance for loan losses	(1,298,228)	(1,080,635)
	$ 114,266,396	$ 106,580,783

The change in the allowance for loan losses is summarized as follows:

	2003	2002	2001
Balance, beginning of year	$ 1,080,635	$ 1,244,657	$ 948,395
Provision charged to income	10,000	787,500	355,000
Recoveries on loans	354,047	21,724	22,130
Loans charged off	(146,454)	(973,246)	(80,868)
Balance, end of year	$ 1,298,228	$ 1,080,635	$ 1,244,657

At December 31, 2003 and 2002, non-accrual loans totaled approximately $1,249,000 and $391,000, respectively. The total amount of interest earned on non-accrual loans was approximately $50,000 in 2003, $56,000 in 2002, and $38,000 in 2001. The gross interest income that would have been recorded under the original terms of the non-accrual loans amounted to approximately $63,000 in 2003, $24,000 in 2002, and $24,000 in 2001. As of December 31, 2003 and 2002, we had no impaired loans.

4. Premises and Equipment

Premises and equipment are summarized as follows:

	December 31, 2003	December 31, 2002
Land	$ 264,720	$ 264,720
Buildings and improvements	3,617,744	3,592,744
Equipment	996,000	941,145
Furniture and fixtures	620,119	616,284
Electronic data processing	2,300,413	2,200,141
	7,798,996	7,615,034
Less accumulated depreciation	(3,913,246)	(3,368,553)
	$ 3,885,750	$ 4,246,481

Depreciation expense charged to operations was $544,693, $580,048, and $459,405 for 2003, 2002 and 2001, respectively.

5. Other Assets

Other assets at December 31 consist of the following:

	December 31, 2003	December 31, 2002
Prepaid expenses	$ 217,918	$ 163,417
Bank-owned life insurance	2,896,424	2,769,859
Repossessed assets	22,750	165,900
Other	25,273	1,846
	$ 3,162,365	$ 3,101,022

6. Time Deposits

At December 31, 2003 and 2002, time deposits of $100,000 or more totaled approximately $32,943,000 and $26,231,000, respectively. Interest expense on these type of deposits was approximately $658,000, $738,000, and $1,288,000 in 2003, 2002 and 2001, respectively. We have brokered deposits of approximately $6 million at December 31, 2003. There were no brokered deposits at December 31, 2002.

Contractual maturities of time deposits are summarized as follows:

	December 31, 2003	December 31, 2002
12 months or less	$ 48,353,131	$ 42,532,991
1-3 years	17,248,154	18,163,706
	$ 65,601,285	$ 60,696,697

7. Notes Payable to Federal Home Loan Bank

At December 31, 2003 and 2002, we had notes payable totaling $40,057,226 and $34,836,913, respectively, to the Federal Home Loan Bank (FHLB). At December 31, 2003, $-0- of these notes had variable rates of interest. At December 31, 2002, $4,000,000 of these notes had variable interest at rates ranging from 2.12 to 5.33 percent. The remaining $40,057,226 and $30,836,913, at December 31, 2003 and 2002, respectively, bear interest at fixed rates ranging from 1.93 to 6.67 percent. During 2003, we were able to reduce interest expense on some of these fixed rate notes by approximately $113,000 through the utilization of interest rate swaps. Since the fair value adjustment for the interest rate swaps and the hedged note obligations are offsetting, we have reported them combined for financial statement purposes.

We have pledged as collateral our FHLB stock and have entered into a blanket collateral agreement whereby we will maintain, free of other encumbrances, qualifying mortgages with a book value of at least 135 percent of total advances.

Minimum required payments of principal at contract value at December 31, 2003, are as follows:

2004	$ 1,000,000
2005	3,381,550
2006	3,500,000
2007	675,676
2008	6,000,000
Thereafter	25,500,000
	$ 40,057,226

8. Unused Lines of Credit

We have an unused short-term line of credit to purchase federal funds from correspondent banks totaling $14.1 million.

We also have the ability to borrow an additional $13.4 million from the Federal Home Loan Bank. The borrowings are available by pledging collateral and purchasing additional stock in the Federal Home Loan Bank.

9. Commitments and Contingencies

In the normal course of our business, we are a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying balance sheets. The contract amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments. We use the same credit policies in making commitments as for making loans. Commitments to extend credit in the future represent financial instruments involving credit risk. A summary of our commitments at December 31, 2003 and 2002, is as follows:

	2003	2002
Commitments to extend credit	$ 25,074,000	$ 21,633,000
Standby letters of credit	1,060,000	569,000
	$ 26,134,000	$ 22,202,000

Commitments to extend credit are agreements to lend as long as there is no violation of the conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained upon extension of credit is based on our credit evaluation.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances that we deem necessary.

Concentrations of Credit Risk — Substantially all of our loans and commitments to extend credit have been granted to customers in our market area, and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Our primary focus is toward consumer and small business transactions, and accordingly, we do not have a significant number of credits to any single borrower or group of related borrowers in excess of $1,500,000.

From time to time, we have cash and cash equivalents on deposit with financial institutions that exceed federally insured limits.

Litigation — We are a party to litigation and claims arising in the normal course of business. After consultation with legal counsel, we believe that the liabilities, if any, arising from such litigation and claims will not be material to our financial position.

10. Stockholders' Equity

We have 1,000,000 authorized but unissued shares of preferred stock (par value $5). Should we ever issue preferred stock, the designation of terms, conditions and amounts will be set by our directors.

In 2003, we paid no stock dividends; in 2002, we declared a 2.5% stock dividend; and in 2001, we declared a 5% stock dividend.

11. Benefit Plans

Defined Contribution Plan — We have a 401(k) Profit Sharing Plan for the benefit of our employees. Subject to annual approval by the Board of Directors, we match employee contributions of up to 4% of compensation in accordance with plan guidelines. Contributions of $74,344, $64,674, and $64,777 were charged to operations during 2003, 2002 and 2001, respectively.

Stock Option Plan — Under the Greer Bancshares Incorporated and Subsidiary employee Incentive Stock Option Plan, options for up to 120,000 shares of common stock can be granted to employees designated by the Board of Directors. The form, price, conditions and number of shares under option are determined by the Board. Plan limitations are: (1) that no option can be exercised before one year, or after ten years from the date that the option is granted, and (2) that the option price will be greater than or equal to the fair market value of the common stock at the date of the grant.

In 1997, our directors adopted a Directors Stock Option Plan. Beginning with the adjournment of the 1997 annual meeting of shareholders and at the adjournment of the annual meetings for each of the succeeding nine years in which the return on average equity for the fiscal year preceding the annual meeting is greater than or equal to twelve percent, each director shall be granted an option to purchase 1,000 shares of our common stock at fair market value on the grant date. Each option becomes exercisable on the date six months and one day following the grant date. No director may receive grants of options in excess of 10,000 shares. The maximum number of shares for which options may be granted is 90,000.

We apply Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for the plans. Accordingly, no compensation cost has been charged to operations. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method available under SFAS No. 123, *Accounting for Stock-Based Compensation,* our net income per share and our net income would have been reduced to the proforma amounts indicated below:

	2003	2002	2001
Net income:			
As reported	$ 2,232,263	$ 2,523,541	$ 2,125,861
Compensation under SFAS 123	41,404	32,668	48,786
Proforma	2,190,859	2,490,873	2,077,075
Basic net income per share of common stock:			
As reported	$ 1.39	$ 1.57	$ 1.37
Proforma	1.36	1.55	1.33
Diluted net income per share of common stock:			
As reported	$ 1.37	$ 1.56	$ 1.35
Proforma	1.35	1.54	1.32

The fair value of each option grant is estimated on the date of grant using the Black - Scholes option pricing model with the following weighted average assumptions for grants in 2003: $.50 per share dividend yield, expected volatility of 12.5 percent, risk-free interest rate of 3.37 percent for director stock options and 4.27 percent for officer stock options and expected lives of six and one half years and ten years, respectively. The following were the weighted average assumptions for grants in 2002: $.35 per share dividend yield, expected volatility of 12.5 percent, risk-free interest rate of 4.50 percent and expected lives of seven years. The following were the weighted average assumptions for grants in 2001: $0.35 per share dividend yield, expected volatility of 12.5 percent, risk-free interest rate of 5.00 percent, and expected lives of seven years.

A summary of the status of the plans as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates, is presented below (all per share amounts have been adjusted for stock dividends):

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	56,131	$ 18.88	49,782	$ 16.56	47,805	$ 14.67
Granted	19,500	28.00	16,000	26.33	9,000	25.01
Exercised	(9,259)	15.48	(9,651)	19.91	(5,623)	15.78
Forfeited or expired	(1,700)	18.08	-		(1,400)	15.52
Outstanding at end of year	64,672	22.14	56,131	18.88	49,782	16.56
Options exercisable at year-end	35,672	$ 21.90	31,533	$19.53	30,134	$ 18.38
Shares available for grant	74,550		92,350		108,350	
Weighted average fair value of options granted during year	$ 5.45		$ 6.25		$ 6.00	

The following table summarizes information at December 31, 2003:

Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.21 - 5.98	958	0.51 years	$ 5.84	758	$ 5.81
$ 9.73 - 10.25	7,850	3.33 years	10.18	4,250	10.13
$ 13.66 - 14.37	8,449	4.40 years	14.20	3,449	13.96
$ 18.87	4,765	5.27 years	18.87	3,565	18.87
$ 23.36 - 26.33	23,150	8.08 years	25.50	14,650	25.00
$ 28.00	19,500	9.00 years	28.00	9,000	28.00
	64,672			35,672	

Non-Qualified Plans — We have established a non-qualified salary continuation plan for certain key executive officers. The benefits under the plan are computed and payable under certain terms as specified in each agreement. The estimated present value of future benefits to be paid in the future is being accrued over the period from the effective date of each agreement until the initial payments are made at the normal retirement dates. We have purchased and are the owner and beneficiary of certain life insurance policies that will be used to finance the benefits under these agreements. The charge to operations was approximately $81,000, $75,000 and $68,000 during 2003, 2002 and 2001, respectively. The cumulative accrued liabilities for the agreements are presenting in the accompanying consolidated balance sheets in "Other Liabilities."

12. Income Taxes

The components of the provision for income taxes are as follows:

	2003	2002	2001
Current income tax expense:			
State	$ 103,000	$ 115,500	$ 98,650
Federal	442,751	690,100	863,400
	545,751	805,600	962,050
Deferred income tax expense (benefit)	(54,000)	82,000	(120,700)
Provision for income taxes	$ 491,751	$ 887,600	$ 841,350

The provision for income taxes differs from the amount of income tax computed at the federal statutory rate due to the following:

	2003		2002		2001	
	Amount	Percent of Income Before Tax	Amount	Percent of Income Before Tax	Amount	Percent of Income Before Tax
Income before income taxes	$ 2,724,014		$3,411,141		$ 2,967,211	
Tax at statutory rate	$ 926,000	34.0%	$1,160,000	34.0%	$1,009,000	34.0%
Tax effect of:						
Federally tax exempt interest income	(465,000)	(17.1)	(331,000)	(9.7)	(202,000)	(6.8)
State taxes, net of federal benefit	68,000	2.5	76,000	2.3	65,000	2.2
Other — net	(37,249)	(1.4)	(17,400)	(.6)	(30,650)	(1.0)
Income tax provision	$ 491,751	18.0%	$ 887,600	26.0%	$ 841,350	28.4%

Deferred tax assets or liabilities consist of the following:

	December 31,	
	2003	2002
Deferred tax assets:		
Bad debts	$ 379,000	$ 305,000
Other, net	252,025	235,850
	631,025	540,850
Less valuation allowance	(130,500)	(130,500)
	500,525	410,350
Deferred tax liabilities:		
Unrealized holding gains on investment securities	692,500	496,000
Depreciation	149,000	113,000
	841,500	609,000
Net deferred tax asset (liability)	$ (340,975)	$ (198,650)

13. Other Operating Income

Other operating income for the years ended December 31 consist of the following:

	December 31,		
	2003	2002	2001
Income from financial management services	$ 262,182	$ 190,350	$ 177,456
Earnings on life insurance policies	145,249	151,404	240,695
Card service income	101,096	243,491	241,425
Safe deposit box rental	20,520	20,614	20,253
Other fees	69,504	64,699	86,357
	$ 598,551	$ 670,558	$ 766,186

14. Transactions with Directors and Executive Officers

Our directors and executive officers are customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made on comparable terms, including interest rate and collateral, as those prevailing at the time for our other customers and did not involve more than normal risk of collectability or present other unfavorable features.

Aggregate loan transactions with these related parties are as follows:

	2003	2002
Balance, beginning	$ 4,416,000	$ 3,029,000
Change in relationship	–	844,149
Advances	1,037,000	1,583,671
Repayments	(1,381,000)	(1,040,820)
Balance, ending	$ 4,072,000	$ 4,416,000

In addition to the balance outstanding, directors and executive officers had available unused lines of credit totaling approximately $992,000 and $1,099,000 at December 31, 2003 and 2002, respectively.

We have an unfunded Deferred Compensation Plan for our directors. Electing directors may annually defer directors' fees, which are then eligible for various future payment plans as chosen by the director. Deferred amounts earn interest currently at 12%. Deferrals, including interest, under the Plan during 2003, 2002 and 2001, totaled approximately $123,500, $95,200, and $68,100, respectively.

During 2002, the Bank sold land held for investment (see Note 1, Real Estate Held for Sale). One of our directors earned a commission of approximately $76,000 as our real estate broker for this transaction.

15. Regulatory Matters

Dividends — Our ability to pay cash dividends from the Bank to the Holding Company is restricted by state banking regulations to the amount of our retained earnings. At December 31, 2003, the Bank's retained earnings were approximately $7,293,000.

Capital Requirements — We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2003, that we meet all capital adequacy requirements to which we are subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized us as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed our category. Our actual capital amounts (in thousands) and ratios and minimum regulatory amounts (in thousands) and ratios are presented as follows:

Bank:	Actual		For Capital Adequacy Purposes Minimum		To Be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Total risk-based capital (to risk-weighted assets)	$ 19,727	14.0%	$ 11,285	8.0%	$ 14,106	10.0%
Tier 1 capital (to risk-weighted assets)	$ 18,428	13.1%	$ 5,643	4.0%	$ 8,464	6.0%
Tier 1 capital (to average assets)	$ 18,428	8.9%	$ 8,266	4.0%	$ 10,332	5.0%
As of December 31, 2002						
Total risk-based capital (to risk-weighted assets)	$ 18,693	15.0%	$ 10,003	8.0%	$ 12,504	10.0%
Tier 1 capital (to risk-weighted assets)	$ 17,612	14.1%	$ 5,001	4.0%	$ 7,502	6.0%
Tier 1 capital (to average assets)	$ 17,612	9.1%	$ 7,714	4.0%	$ 9,643	5.0%

We are required by the Federal Reserve Bank to maintain average cash reserve balances at the Federal Reserve Bank and in working funds based upon a percentage of deposits. The required amount of these reserve balances at December 31, 2003, was approximately $2,213,000.

16. Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments,* requires disclosure of fair value information, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations that require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including our common stock, premises and equipment, real estate held for sale, and other assets and liabilities. The following methods and assumptions were used by us in estimating fair values of financial instruments:

- Fair value approximates carrying amount for cash and due from banks due to the short-term nature of the instruments.
- Investment securities are valued using quoted fair market prices.
- Fair value for variable rate loans that re-price frequently and for loans that mature in less than one year is based on the carrying amount. Fair value for mortgage loans, personal loans and all other loans (primarily commercial) is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.
- Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying amount. Certificate of deposit accounts maturing within one year are valued at their carrying amount. Certificate of deposit accounts maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.
- Fair value for variable rate long-term debt that re-prices frequently is based on the carrying amount. Fair value for our off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate rates currently offered for similar loans of comparable terms and credit quality.

We have used our best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses that would be incurred in an actual sale or settlement are not taken into consideration in the fair values presented.

The estimated fair values of our financial instruments are as follows:

	December 31,			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and due from banks	$ 7,266,546	$ 7,266,546	$ 7,368,140	$ 7,368,140
Federal funds sold	159,000	159,000	3,351,000	3,351,000
Investment securities	84,023,138	84,037,758	66,770,514	66,849,558
Loans	114,266,396	113,974,728	106,580,783	106,567,000
Financial liabilities				
Deposits	152,960,952	143,594,275	137,563,252	132,874,000
Derivatives	–	197,291	–	–
Notes payable to Federal Home Loan Bank	40,057,227	39,303,719	34,836,913	35,363,000

17. Derivatives

During 2003 we began utilizing derivatives in the notional amount with $14.0 million as cash flow hedges for $14.0 million of fixed rate Federal Home Loan Bank advances. The average fixed rate for the advances being hedged is 5.41 percent and the average pay rate on the swaps is Libor plus an adjustment of approximately 1.14 percent. Rate repricing is done quarterly based on the 3 month Libor. The unrealized losses of the swaps at December 31, 2003, were approximately $197,000. The expiration dates for each swap match the maturity dates for the respective advance and other terms for settlement and notional amount are the same. The current swaps scheduled to mature in one to five years is $3 million and $11 million is scheduled to mature in five to ten years. There were no maturities, sales or terminations of any swaps in 2003.

Although off-balance sheet derivative financial instruments do not expose the company to credit risk equal to the notional amount, such agreements generate credit risk to the extent of the fair value gain in an off-balance sheet derivative financial instrument if the counterparty fails to perform. Such risk is minimized through the creditworthiness of the counterparties and the consistent monitoring of these agreements.

18. Condensed Parent Company Financial Information

The following condensed financial information for Greer Bancshares Incorporated (Parent Company Only) should be read in conjunction with the consolidated financial statements and the notes thereto. The activity for 2001 was from the date of organization beginning in July. The bank subsidiary paid the Parent Company dividends of $1,449,849, $783,439 and $50,000 in 2003, 2002 and 2001, respectively.

	2003	2002	2001
Parent Company Only — Condensed Balance Sheets			
Assets:			
Cash and cash equivalents	$ 116,227	$ 196,902	
Equity in net assets of bank subsidiary	19,534,171	18,404,666	
Taxes receivable	47,387	11,700	
Other assets	10,000	–	
Total assets	$ 19,707,785	$ 18,613,268	
Total stockholders' equity	$ 19,707,785	$ 18,613,268	
Parent Company Only — Condensed Statements of Income			
Dividends from bank subsidiary	$ 1,449,849	$ 783,439	$ 50,000
Non-interest expense	50,733	14,317	16,749
Income before taxes	1,399,116	769,122	33,251
Income tax benefit	(17,249)	(4,700)	–
Income before equity earnings	1,416,365	773,822	33,251
Equity in undistributed earnings of bank subsidiary	815,898	1,749,719	1,022,156
Net income	$ 2,232,263	$ 2,523,541	$ 1,055,407
Parent Company Only — Condensed Statements of Cash Flows			
Operating activities:			
Net income	$ 2,232,263	$ 2,523,541	$ 1,055,407
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed equity earnings of bank subsidiary	(815,898)	(1,749,719)	(1,022,156)
Taxes receivable	(17,248)	(4,700)	–
Net cash provided by operating activities	1,399,117	769,122	33,251
Investing activities:			
Deposit on land	(10,000)	–	–
Financing activities:			
Cash dividends paid	(1,613,132)	(783,440)	–
Proceeds from exercise of stock options	143,340	192,183	3,687
Cash in lieu of fractional shares on stock dividend	–	(8,992)	(8,909)
Net cash used by financing activities	(1,469,792)	(600,249)	(5,222)
Net increase (decrease) in cash and cash equivalents	(80,675)	168,873	28,029
Cash and cash equivalents at beginning of year	196,902	28,029	–
Cash and cash equivalents at end of year	$ 116,227	$ 196,902	$ 28,029

Corporate Offices

Greer State Bank
1111 West Poinsett Street
P.O. Box 1029
Greer, South Carolina 29650
864-877-2000

Banking Locations

West Poinsett Street Office
1111 West Poinsett Street
Greer, South Carolina 29650
864-877-2000

North Main Street Office
601 North Main Street
Greer, South Carolina 29650
864-848-5103

Buncombe Road Office
871 South Buncombe Road
Greer, South Carolina 29650
864-848-2563

Company Web site

www.greerstatebank.com

Independent Auditors

Dixon Hughes PLLC
Asheville, North Carolina

Stock Transfer Agent and Registrar

Request for stock transfers, address changes or corrections should be sent in writing to:

Shareholder Relations
Greer State Bank
P.O. Box 1029
Greer, South Carolina 29652-1029

Form 10-K and Other Information

The approximate number of record shareholders as of December 31, 2003, was 765. Copies of Greer Bancshares Incorporated's Annual Report to the United States Securities and Exchange Commission, Form 10-K and other information may be obtained without charge by submitting a written request to:

Mr. J. Richard Medlock, Jr.
Senior Vice President & Chief Financial Officer
Greer Bancshares Incorporated
P.O. Box 1029
Greer, South Carolina 29652-1029

Member FDIC

EQUAL HOUSING OPPORTUNITY

Greer State Bank Banking Locations

West Poinsett Street Office
1111 West Poinsett Street
Greer, SC 29650
864-877-2000

North Main Street Office
601 North Main Street
Greer, SC 29650
864-848-5103

Buncombe Road Office
871 South Buncombe Road
Greer, SC 29650
864-848-2563


GREER STATE BANK
GREER STATE BANK
THE BANK FOR GREER

Greer Bancshares Incorporated

Greer Bancshares Incorporated
1111 West Poinsett Street
P.O. Box 1029
Greer, SC 29650
864-877-2000